FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of October 2017

Commission file number 000-29884

Eviation Aircraft Ltd.
(Translation of Registrant's Name into English)

1 Ha'Ofeh Street, Kadima-Tzoran, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Annual General Meeting

Eviation Aircraft Ltd. (the “Company”) hereby announces that at its 2017 Annual General Meeting of Shareholders held at the Company’s offices today, December 11, 2017 the following proposed resolutions were adopted:

1.	To approve and adopt an amendment and restatement of the Company’s Articles of Association.

2.	To approve a grant of options to Mr. Eyal Rosner, a member of the Board of Directors of the Company.

3.	To approve and ratify the Company’s purchase of a directors’ and officers’ insurance policy.

4.
To approve the appointment of Somekh Chaikin (a member of KPMG International) as the independent registered public accountants of the Company for the 2017 fiscal year and until the next annual general meeting of the shareholders of the Company.

The Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2016 were presented and reviewed.

Additional information and a description of the proposals can be found in the Company’s proxy statement with respect to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report on Form 6-K, furnished to the Securities and Exchange Commission on October 26, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eviation Aircraft Ltd.
(Registrant)

By:	/s/ Omer Bar-Yohay
Omer-Bar-Yohay
Chief Executive Officer

Dated: December 11, 2017